Exhibit 99.10

“Bioenergy, record year” ABENGOA Completing Transformation 9th Annual Analyst and Investor Day New York City & London, April 7 & 9, 2015 Javier Garoz Abengoa Bioenergy CEO

2 Forward-looking Statement This presentation contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) and information relating to Abengoa that are based on the beliefs of its management as well as assumptions made and information currently available to Abengoa. Such statements reflect the current views of Abengoa with respect to future events and are subject to risks, uncertainties and assumptions about Abengoa and its subsidiaries and investments, including, among other things, the development of its business, trends in its operating industry, and future capital expenditures. In light of these risks, uncertainties and assumptions, the events or circumstances referred to in the forward-looking statements may not occur. None of the future projections, expectations, estimates or prospects in this presentation should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such future projections, expectations, estimates or prospects have been prepared are correct or exhaustive or, in the case of the assumptions, fully stated in the presentation. Many factors could cause the actual results, performance or achievements of Abengoa to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: changes in general economic, political, governmental and business conditions globally and in the countries in which Abengoa does business; changes in interest rates; changes in inflation rates; changes in prices; decreases in government expenditure budgets and reductions in government subsidies; changes to national and international laws and policies that support renewable energy sources; inability to improve competitiveness of Abengoa’s renewable energy services and products; decline in public acceptance of renewable energy sources; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; Abengoa’s substantial capital expenditure and research and development requirements; management of exposure to credit, interest rate, exchange rate and commodity price risks; the termination or revocation of Abengoa’s operations conducted pursuant to concessions; reliance on third-party contractors and suppliers; acquisitions or investments in joint ventures with third parties; unexpected adjustments and cancellations of Abengoa’s backlog of unfilled orders; inability to obtain new sites and expand existing ones; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, unexpected geological or other physical conditions, or criminal or terrorist acts at one or more of Abengoa’s plants; insufficient insurance coverage and increases in insurance cost; loss of senior management and key personnel; unauthorized use of Abengoa’s intellectual property and claims of infringement by Abengoa of others intellectual property; Abengoa’s substantial indebtedness; Abengoa’s ability to generate cash to service its indebtedness; changes in business strategy; and various other factors indicated in the “Risk Factors” section of Abengoa’s Form 20-F for the fiscal year 2014 filed with the Securities and Exchange Commission on February 23, 2015. The risk factors and other key factors that Abengoa has indicated in its past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect Abengoa’s business and financial performance. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. Abengoa does not intend, and does not assume any obligations, to update these forward-looking statements. This presentation includes certain non-IFRS financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.

3 Agenda FY 2014 and 2015 market perspective 2G challenges and opportunities Hugoton

4 Agenda FY 2014 and 2015 market perspective

Production figures Main figures Revenues (M€) CAGR +7,9% 2010 2011 2012 2013 1.575 2.225 2.029 2.138 2.138 2014 EBITDA (M€) Sales EBITDA 2014 2.138 271 2010 2011 2012 2013 212 152 241 91 271 2014 Ebitda/ Sales 12,6% CAGR +6,3% +5,6% +12,4% 2014 vs 13 +5,6% vs 2013 +12,4% vs 2013 USA Europe Brazil Total 319 308 49 675 2014 Biofuel (mgal) 316 238 41 595 2013 Biofuel (mgal) 2013 2.029 241 11,8% +1% +29% +20% +13% 2014, a record year for Bioenergy 5

Margins record in US, lower margins in EU and higher prices of Ethanol and sugar in Brazil Crush Margin 63c$/g 87$/g +38% Ethanol 2,2$/g 2,2$/g -% Corn 6,3$/bu 4,3$/bu -32% Gasoline Demand 135 Bgal Crush Margin 142 Eur/m3 115 Eur/m3 -19% Ethanol 622 Eur/m3 508 Eur7m3 -18% Corn 230 Eur/tn 183 Eur7tn -20% Gasoline Demand 108 Bl 98 Bl -9% Sugar 38 c$/lb 40c$/lb +5% Ethanol 1.153 Brl/l 1.205 Brl/l +4,5% Electricity 209 Brl/MWh 280 Brl/MWh +34% 137 Bgal +1,5% Gasoline Demand 41 Bl 45 Bl +10% 6 Commodity prices helped

Avg. Plant utilization 94% +140MEur of savings through 2012-14 Organization streamlined, agricultural and industrial areas improved. High international standards of quality and sustainability applied. Record level of safety achieved Highest levels of production Avg. Rate (%): Plant production / nominal capacity 441 1.624 2.556 1.725 97% (Ml) (Mton) (Kton) (Mwh) Optimization & cost reduction 98% 87% Brazil turn around Quality and Safety a priority Corn Oil 55 Mlb (2014) Biodiesel 102 Ml (2014) 7 20 Mgal Korea B exported 30% exports to Asia and EMEA 4 Us plants producing corn oil Improved product & market diversification Operational excellence achieved 0 cm

ABENGOA

2015 market outlook

US

- RFS-2 Waiting for EPA
- LCFS – programs are moving forward in all West coast states, and provide great promise for the future of low carbon biofuels

- Production at full capacity (≈15 Bgal)
- Low prices of corn and gasoline

- Q1 ethanol price down pressed by oversupply
- 10% consistent blending

Europe

- ILUC amendments to RED and FQD under disscusion
- Energy Union Strategy: Promote 2G post 2020 under discussion

- Market oversupplied
- Low prices of corn and gasoline

- Gasoline demand slightly higher but ethanol stocks are being built
- Ethanol more expensive

Brazil

- 27% blend rate
- Higher taxes on gasoline

- Sugar surplus continues with good perspectives on 2015 crop will put pressure on NY#11
- Spot electricity sales at record prices.

- New crop will depend much on Q1 rains
- Arb for Ethanol imports is open but there is enough ethanol to cover intercrop demand

Legislation | Commodities | Supply & Demand

8

9 Hugoton Agenda

10 The Hugoton plant is actually 4 different plants in one Excess power to grid (2.5 GWh total to date) Close to 200 people from across the company fully dedicated to the start-up of the plant Complex synchronization of all 4 plants necessary to achieve nominal capacity Strong disruptive innovation across the entire process (as highlighted in green above) ABENGOA Hugoton process layout Cogeneration 44 people Biomass Handling 23 people Waste Water Treatment 22 people Distillation Saccharification Fermentation Stillage 2G Ethanol 105 people Pretreatment Already achieved a yield of 66 gal/ton at fermentation

Scale up to commercial size challenges the specs of the equipment: using much larger amounts of biomass while trying to achieve optimal conditions of cooking Some material handling equipment and control systems require revisions to achieve optimal pressure and temperature Biomass harvested comes with a high degree of unexpected impurities Biomass logistics is still an area with lots of efficiencies to gain Processing 1,000 tons per day of biomass with standard equipment becomes a challenge when considering the inconsistencies between bales (size, weight, composition, etc.) Biochemical reactions are occurring as expected but continuous operation will depend on proper synchronization of all the parts of the plant Operations procedures are being written from scratch for the brand new process Talent is tough to attract and retain given the hard work of start-up 11 Learning important lessons during start-up Biomass Processing Biomass Handling Operations Key lessons learned

12 Agenda 2G challenges and opportunities

0.9 Bloomberg New Energy Finance 0.5 Abengoa estimate 0.1 2015 2022 4.7 Projected Global 2G Ethanol output Bgal 2015 2022 0.2 Projected United States 2G Ethanol output Bgal RFS mandate 16 1.8 13 “Bio-based chemicals on the rise in the United States” (October 7, 2014) 2.0 EIA Credit Suisse Bloomberg New Energy Finance 20 plants 1.2 Abengoa estimate Market for 2G ethanol will grow globally, but timing remains uncertain “IEA chief: Low oil prices present opportunities to promote renewables” (December 18, 2014) “IRENA report highlights bioenergy growth potential in the U.S.” (February 12, 2015) 0.1 0.3 Bloomberg New Energy Finance 0.15 Abengoa estimate 2015 2022 Projected Europe 2G Ethanol output Bgal 5 plants 0.0 0.35 Bloomberg New Energy Finance 0.3 Abengoa estimate Projected Brazil 2G Ethanol output Bgal 10 plants 0.0 2015 2022 45-50 plants * Bloomberg New Energy Finance (BNEF) projections are included with permission. No further reproduction or distribution is allowed. 2G global perspective

Green biomass to biofuels & cellulosic sugars Value Proposition 14 Fine tuning our offering for a new high growth market Technology licenses Project co-development with industrial investors (none or minimum equity committed) Business Model $13 - 19 Billion USD (1.6 B gallons) 2022 Total Market Size* (Installed Capacity) Oil, chemical, and industrial companies Potential Clients & Partners Projects in Pipeline Lacq in planning phase (France) 2G business model and products 2G Cogen-eration Biomass Handling (“Front-end”) Waste Water Treatment Distillation Saccharification Fermentation Stillage 2G Ethanol / Sugars Pretreatment Enzymes Core underlying technology W2B product specific End-market specific (sugars, ethanol) Site specific * Total Market Size is based on a capital investment of $8-12/gal, installed capacity is based on BNEF figures from slide 12

15 Fine tuning our offering for a new high growth market 2G business model and products Maximizing profitability for the S&E industry Value Proposition Technology licenses Project co-development with industrial investors (none or minimum equity committed) Business Model $3 - 4 Billion USD (0.35 B gallons) 2022 Total Market Size* (Installed Capacity) 1G sugar cane producers Potential Clients & Partners Projects in Pipeline ABSL closing financing 2G Brazil Cogen-eration Biomass Handling (“Front-end”) Waste Water Treatment Distillation Saccharification Fermentation Stillage 2G Ethanol / Sugars Pretreatment Enzymes Agricultural Operations Core underlying technology W2B product specific End-market specific (sugars, ethanol) Site specific * Total Market Size is based on a capital investment of $8-12/gal, installed capacity is based on BNEF figures from slide 12

16 Fine tuning our offering for a new high growth market 2G business model and products Reduce waste economically and sustainability Value Proposition Concessions Business Model $10 Billion USD (15 B tons of MSW) 2022 Total Market Size* (Installed Capacity) Municipalities worldwide, MSW management companies Potential Clients & Partners Projects in Pipeline 10+ RFQ, RFP, RFI in USA, EU and Asia W2B Cogen-eration MSW Handling & Sorting (“Front-end”) Waste Water Treatment Distillation Saccharification Fermentation Stillage 2G Ethanol / Sugars Pretreatment Enzymes Recyclables Core underlying technology W2B product specific End-market specific (sugars, ethanol) Site specific

Regulatory Technological 17 Biomass Value added of residues proved for farmers Testing energy crops with positive perspectives Processing Identified key challenges in pretreatment, EH and biomass processing Scale up to commercial level is a reality Monetizing lignin in high value segments becomes next landmark to achieve Biofuels will continue as a key source of energy for the transportation Europe debating on mandatory quotas for 2G RFS-2 will remain strong in place Brazil supporting ethanol growth Incentives expected through grants and tax exemptions Main accomplishments as of today

18 2015 shall be a challenging year with so many uncertainties Continued focus on technology to create key differentiation Good traction growing pipeline of opportunities Enzyme commercial production began 2014 was a record year in revenues and profits, operational excellence achieved Hugoton start-up will continue Main Takeaways

Thank you ABENGOA April 7 & 9, 2015